Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Papa John’s International, Inc. and Subsidiaries for the registration of debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts and units and to the incorporation by reference therein of our reports dated February 24, 2022, with respect to the consolidated financial statements of Papa John’s International, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of Papa John’s International, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 26, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Louisville, Kentucky

August 8, 2022